Exhibit 99.1

Inside information

The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Agrees to Issue a Minority Stake in its US-based Metal Container Plants to Apollo-led Consortium while Retaining Operational Control

23 December 2020 – Anheuser-Busch InBev SA/NV (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) announced today that it has entered into a strategic relationship with a consortium of institutional investors led and/or advised by affiliates of Apollo Global Management, Inc. (collectively “Apollo”) (NYSE: APO), who will acquire a 49.9% minority stake in AB InBev’s US-based metal container plants for approximately 3 billion USD. This transaction, once completed, will allow the company to create additional shareholder value by optimizing its business at an attractive price and generate proceeds to repay debt, in line with its deleveraging commitments.

AB InBev will retain operational control of its US-based metal container plants and flexibility in its ability to serve its customers and consumers. A long-term supply agreement will provide for AB InBev’s metal container supply needs over the course of the relationship.

In addition, AB InBev will have the right, but not the obligation, to reacquire the minority stake beginning on the fifth anniversary of the close of the transaction, at pre-determined financial terms.

The transaction is expected to close by 8 January 2021.

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Ingvild Van Lysebetten
Tel. : +1 212 573 9287	Tel. : +32 16 276 608
E-mail : lauren.abbott@ab-inbev.com	E-mail : ingvild.vanlysebetten@ab-inbev.com

Maria Glukhova	Fallon Buckelew
Tel. : +32 16 276 888	Tel. : +1 310 592 6319
E-mail : maria.glukhova@ab-inbev.com	E-mail : fallon.buckelew@ab-inbev.com

Jency John
Tel. : +1 646 746 9673
E-mail : jency.john@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).